EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)	Nine
	Months
	Ending	Fiscal Years
	June 28,
	2008	2007	2006	2005	2004	2003
Earnings:
Income (loss) from continuing operations
before income taxes	$65	$410	$(268)	$441	$456	$475
Add: Fixed charges	197	278	325	277	315	337
Add: Amortization of capitalized interest	3	3	3	2	2	2
Less: Capitalized interest	(2)	(2)	(8)	(6)	(3)	(3)
Total adjusted earnings	263	689	52	714	770	811

Fixed Charges:
Interest	157	228	263	226	269	294
Capitalized interest	2	2	8	6	3	3
Amortization of debt discount expense	2	4	5	6	6	5
Rentals at computed interest factor (1)	36	44	49	39	37	35
Total fixed charges	$197	$278	$325	$277	$315	$337

Ratio of Earnings to Fixed Charges	1.34	2.48	-	2.58	2.44	2.41

Insufficient Coverage	$ -	$ -	$273	$ -	$ -	$ -

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.